UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 1, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on September 11, 2014
2.	Proxy Statement
3.	Annual Meeting Proxy Card
4.	Annual Report

ITEM 1

GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION

Vote by Internet • Go to www.envisionreports.com/GPRK • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the
GEOPARK LTD Annual General Meeting to be Held on 11 September 2014

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual General meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.envisionreports.com/GPRK

Easy Online Access — A Convenient Way to View Proxy Materials and Vote
When you go online to view materials, you can also vote your shares.
Step 1: Go to www.envisionreports.com/GPRK to view the materials.
Step 2: Click on Cast Your Vote or Request Materials.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before August 31, 2014 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LTD’s Annual General Meeting will be held on 11 September 2014 at Cumberland House, 1 Victoria Street, Hamilton HM11, Bermuda at 4:00p.m. Local Time (ADT).

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 9:

1.	To re-elect James F. Park as Director of the Company.

2.	To re-elect Gerald E. O’Shaughnessy as Director of the Company.

3.	To re-elect Peter Ryalls as Director of the Company.

4.	To re-elect Juan Cristobal Pavez as Director of the Company.

5.	To re-elect Carlos A. Gulisano as Director of the Company.

6.	To re-elect Steven J. Quamme as Director of the Company.

7.	To elect Pedro E. Aylwin as Director of the Company.

8.	To re-appoint PricewaterhouseCoopers LLC as auditors of the Company.

9.	To authorize the Audit Committee, composed of three Directors, to fix the remuneration of the Auditors.

10.	To inform the annual report of the Directors and the audited consolidated financial statements for the fiscal year ended December 31,2013.
(not a true proposal, no voting boxes).

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Directions to Geopark Limited 2014 Annual General Meeting

Here’s how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below. Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

g
Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

g
Telephone - Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

g
Email - Send email to investorvote@computershare.com with “Proxy Materials GEOPARK LTD” in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by August 31, 2014.

ITEM 2

ANNUAL GENERAL MEETING Hamilton, Bermuda 11 September 2014

GEOPARK LIMITED This document is important and requires your immediate attention

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC33273)

NOTICE OF ANNUAL GENERAL MEETING

Enclosed:

•
Notice of the 2014 Annual General Meeting which is to be held on September 11 2014 at 4:00 p.m. (Bermuda time) at the Executive Board Room, Cox Hallett Wilkinson Limited, Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

GEOPARK
LIMITED
  (Incorporated in Bermuda with registered number EC33273)

Directors:
Gerald O’Shaughnessy (Chairman)
James F. Park
Peter Ryalls
Juan Cristóbal Pavez
Carlos Alberto Gulisano
Steven J. Quamme
Pedro Aylwin

Registered office:
  Cumberland House
9th Floor
1 Victoria Street
Hamilton HM11
Bermuda
17 July 2014

Notice of Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 4:00 p.m. (Bermuda time) on September 11, 2014 at the Executive Board Room, Cox Hallett Wilkinson Limited, Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

Ordinary Business

Annual Report and Accounts (Resolution 1 – Ordinary Resolution)

The Directors will present to Shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2013, together with the Directors’ report and the Auditors’ report on the 2013 Financial Statements.

Election and Re-appointment of Directors (Resolutions 2 to 8 – Ordinary Resolutions)

James Franklin Park who was re-appointed to the Board at the 2013 AGM of the Company to serve until the 2014 AGM, retire in accordance with the Company’s Bye-Laws and offer himself for re-election as Executive Director.

Gerald Eugene O’Shaughnessy who was re-appointed to the Board at the 2013 AGM of the Company to serve until the 2014 AGM, retire in accordance with the Company’s Bye-Laws and offer himself for re-election as Executive Director.

Pedro Enrique Aylwin Chiorrini, who was appointed to fill a vacancy in the Board by a Unanimous Written Resolution of the Directors dated 30 July 2013 to serve until the 2014 AGM, offers himself for election as Executive Director.

Peter Ryalls, who was re-appointed to the Board at the 2013 AGM of the Company to serve until the 2014 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Juan Cristóbal Pavez, who was re-appointed to the Board at the 2013 AGM of the Company to serve until the 2014 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Carlos Alberto Gulisano, who was appointed to the Board at the 2013 AGM of the Company to serve until the 2014 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Steven Jerome Quamme, who was re-appointed to the Board at the 2013 AGM of the Company to serve until the 2014 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 2 to 3 and 5 to 8 propose the re-appointment of all the retiring Directors.

Please see below brief biographical details of each of the Directors standing for election and re-election pursuant to Resolutions 2 to 8. Your Board values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 2 to 8 electing and re-appointing each of the Directors.

Carlos Gulisano Age: 63 Buenos Aires, Argentina Director Since: July 2010
Mr. Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 30 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.
Committee Memberships
Nomination Committee - Chairman
Technical Committee - Member

Shares and Share Equivalents Held Common Shares 15,812

Stock Awards Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
15-Dec-08	15-Dec-18	100,000	0.001 US$	100,000

Steven J. Quamme Age: 54 Washington DC, USA Director Since: June 2011
Mr. Quamme has been a member of our board of directors since June 2011. He has 25 years of experience as a fund manager, securities and corporate lawyer, and investment banker. Mr. Quamme holds a B.A. in economics from Northwestern University and a J.D. from the Northwestern University School of Law, where he is a member of the Law School Board. Mr. Quamme is a member of the board of directors of Cartica Management, LLC, as well as the board of trustees of The Potomac School and of the Sibley Memorial Hospital Foundation. He has previously served as a member of the boards of directors of Equivest Finance, Milestone Merchant Partners, LLC, Kerrco Inc, Atlantic Entertainment Group, Rausch Industries, Rompetrol, and Einstein Noah Bagel Corp, LP. From 2005 to 2007, Mr Quamme served as the Chief Operating Officer of Breeden Partners, a corporate governance fund. From 2002 to 2007, Mr. Quamme also served as Senior Managing Director of Richard C. Breeden & Co., a professional services firm, which focuses on corporate governance and crisis management. In 2000, Mr. Quamme founded Milestone Merchant Partners, a merchant bank based in Washington D.C., where he served as its CEO until 2005. Mr. Quamme is presently a co-founder and Senior Managing Director of Cartica Management, a registered investment advisor focused on emerging markets and a GeoPark shareholder.
Committee Memberships
Audit Committee - Chairman
Remuneration Committee - Member

Shares and Share Equivalents Held
Common Shares	1,666,735	(held by Cartica Corporate Governance Fund, L.P.)
	3,910,928	(held by Cartica Investors, L.P.)
	1,382,150	(held by Cartica Investors II, L.P.)
	2,731,159	(held by Cartica Capital Partners Master, L.P.)
	8,189	(held personally)

Stock Options Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Peter Ryalls Age: 64 Norfolk, United Kingdom Director Since: April 2006
Mr. Ryalls has been a member of our board of directors since April 2006. He holds a master’s degree in petroleum engineering from Imperial College in London. Mr. Ryalls has worked for Schlumberger Limited in Angola, Gabon and Nigeria, as well as for Mobil North Sea. He has also worked for Unocal Corporation where he held increasingly senior positions, including as Managing Director in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an Independent Petroleum Consultant advising on international oil and gas development projects both onshore and offshore.
Committee Memberships
Remuneration Committee - Member
Audit Committee - Member Technical
Committee - Member

Shares and Share Equivalents Held Common Shares 45,451

Stock Options Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Juan Cristóbal Pavez Age: 44 Santiago de Chile, Chile Director Since: August 2008
Mr. Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer. At Santana he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.
Committee Memberships
Audit Committee - Member
Remuneration Committee - Chairman

Shares and Share Equivalents Held
Common Shares	9,326	(held personally)
	2,877,804	(held trough Socoservin Overseas Limited)*

Stock Options Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
* This company is held 100% by persons connected with Mr. Pavez.

Pedro E. Aylwin Chiorrini Age: 54 Santiago de Chile, Chile Director Since: July 2013
Mr. Aylwin has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm of Aylwin Abogados in Santiago, Chile where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia. Mr. Aylwin is also a member of the board of directors of Egeda España.
Committee Memberships
Nomination Committee - Member
Shares and Share Equivalents Held
Common Shares 91,431

Stock Options Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
15-Dec-08	15-Dec-18	40,000	0.001 US$	40,000

Gerald Eugene O’Shaughnessy Age: 65 Wichita, Kansas, USA Director Since: May 2002
Mr. O’Shaughnessy has been our Executive Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed the Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil in Russia during the 1990s. In 2010 Mr. O’Shaughnessy founded Lario Logistics, a U.S. midstream company which owns and operates the Bakken Oil Express, serving oil producers and service providers in the Bakken Oil play. In addition to his oil and gas activities Mr. O’Shaughnessy is also engaged in investments in banking, wealth management, desktop software, computer and network security, and green clean technology. Over the past 25 years, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies The East West Institute and The Bill of Rights Institute. Mr. O’Shaughnessy is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.
Committee Memberships
Nomination Committee - Member

Shares and Share Equivalents Held Common Shares 7,533,907

Stock Options Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
23-Nov-12	23-Nov-16	270,000	0.001 US$	270,000

James F. Park Age: 58 Buenos Aires, Argentina Director Since: May 2002
Mr. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic studies. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, and with legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings. Mr. Park has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China.
Committee Memberships
Technical Committee - Member

Shares and Share Equivalents Held Common Shares 7,441,269

Stock Options Held
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
23-Nov-12	23-Nov-16	450,000	0.001 US$	450,000

Auditors (Resolution 9 – Ordinary Resolution)

The Company, at each general meeting at which accounts are presented, appoints auditors to hold office until the close of the next such meeting. PricewaterhouseCoopers LLC has been invited to act as Auditors and they have accepted the appointment. Accordingly, it is proposed by Resolution 9 to re-appoint PricewaterhouseCoopers LLC as auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 10 – Ordinary Resolution)

Resolution 10 authorises the Audit Committee, which is composed of three Directors, to fix the remuneration of PricewaterhouseCoopers LLC.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings representing, in aggregate, 48.14% of the issued share capital of the Company.

Yours sincerely

Gerald E. O’Shaughnessy,

Chairman

ANNUAL GENERAL MEETING
Hamilton, Bermuda 11 September 2014
WWW.GEO-PARK.COM

ITEM 3

GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 11:59 p.m., EST/EDT, on September 10, 2014.

Vote by Internet • Go to www.envisionreports.com/GPRK • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website
Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card
IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 9.

	For	Against	Abstain		For	Against	Abstain

1. To re-elect James F. Park as Director of the Company.	☐	☐	☐	2. To re-elect Gerald E. O’Shaughnessy as Director of the Company.	☐	☐	☐

3. To re-elect Peter Ryalls as Director of the Company. 4. To re-elect Juan Cristobal Pavez as Director of the Company.	☐	☐	☐	4. To re-elect Juan Cristobal Pavez as Director of the Company.	☐	☐	☐

5. To re-elect Carlos A. Gulisano as Director of the Company.	☐	☐	☐	6. To re-elect Steven J. Quamme as Director of the Company	☐	☐	☐

7. To elect Pedro E. Aylwin as Director of the Company.	☐	☐	☐	8. To re-appoint PricewaterhouseCoopers LLC as auditors of the Company.	☐	☐	☐

9. To authorize the Audit Committee, composed of three Directors, to fix the remuneration of the Auditors.	☐	☐	☐	10. To inform the annual report of the Directors and the audited consolidated financial statements for the fiscal year ended December 31, 2013.

B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — GEOPARK LTD

Notice of 2014 Annual Meeting of Shareholders

Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda
Proxy Solicited by Board of Directors for Annual Meeting — 11 September 2014

Mr. Ernest Morrison and Mrs. Janice Gutteridge, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Geopark Limited to be held on 11 September 2014 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for directors and FOR Proposals 8 and 9.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

ITEM 4

CONTENTS

2 Chairman / CEO Letter

12 2013 Performance

14 Our Strengths

16 Our Approach

18 Form 20-F

232 Board of Directors

BOTTOM LINE

Oil and Gas Production	Oil and Gas Reserves

Total Revenues	Adjusted EBITDA1

Dear Shareholders,

We are pleased to report that GeoPark had another record year in 2013 – with more oil and gas found and produced, our strongest financial results ever, an increase in our underlying value per share, a strengthened organization, and strategic expansion into a new region to continue opening future opportunities. GeoPark is now uniquely positioned in Latin America with a self-funding platform consisting of 29 hydrocarbon blocks covering 1.9 million acres in 10 proven hydrocarbon basins in 4 countries (Chile, Colombia, Brazil and Argentina) with a rich mix of production, development, exploration and unconventional resource projects – and the team to make it work.

In 2013, and for the seventh consecutive year, our key performance measurements (excluding figures from our new Brazil assets) recorded important gains: oil and gas production up 20%, reserves up 8% and Adjusted EBITDA up 38% (with revenues up 35%). Additionally, our net income increased by 89%, our netback per boe produced increased by 9% and we had $121 million in cash at year-end. Again, growth came from the drill bit with 39 new oil and gas wells drilled, with a success rate of 74% and the discovery of seven new oil and gas fields.

We also expanded our business into our fourth country in Latin America by entering Brazil, one of the world’s highest-potential hydrocarbon regions. Including our new Brazil assets (agreed on in 2013 and closed in 2014), our 2013 pro forma figures for total oil and gas production increased to an average of 17,098 boepd, our proven and probable reserves (PRMS) grew to 70.2 million boe and our revenues rose to $387 million with an Adjusted EBITDA of $198 million. With respect to funding, we accessed the international debt capital markets in early 2013 and successfully closed a $300 million (7 year) bond, which was substantially over-subscribed.

Significantly, our underlying economic value per share grew last year. One internal measurement (the NPV10 of our certified 3P reserves, adjusted by net debt and minority interests, and divided by the number of outstanding shares), indicates our oil and gas asset value per share increased by approximately 20% from 2012 to 2013. (This is a relative performance measure that does not include values for our exploration resources and our expanded inventory of drilling opportunities.)

Despite our on-the-ground progress, our share price performance was down approximately 4.2% for the year with very little trading activity. To address this situation, we made an important transition in early 2014 from the London AIM Market to the New York Stock Exchange (NYSE) to reach a wider audience of investors and raise additional funds (approximately $100 million) for expansion. Consistent with our move to the NYSE, we also increased investment in our shareholder reporting and communication capacities, including an ongoing 2014 initiative to implement SAP throughout our businesses.

GeoPark is a company that started from ‘scratch’ in 2002 and our consistent growth to date is a reflection of a systematic approach. It means we have been able to continuously increase our production at the same time continuously increasing our reserves. It means we have been able to improve our operating and capital cost efficiencies, increase our cash flows, and use our capital wisely to expand the business. It means we have been able to create a solid supportive base that allows us to exploit the opportunities around us. It means we have been able to build a strong and capable team that is prepared to take GeoPark into the future. It means we are in good shape for 2014 and beyond.

Strategic

For our new shareholders joining us following our move to the New York Stock Exchange, we feel it may be helpful to review some of the core principles we have applied in building GeoPark.

Our objective in founding GeoPark was to create value by building the leading Latin American upstream independent oil and gas company. By this, we mean an action-oriented, persistent, aware and caring company with the best ‘shareholder value-adding’ oil and gas assets.

We believe the energy business – specifically the upstream oil and gas industry – is one of the most exciting, necessary, and economically-rewarding businesses today. No undertaking or society can advance without the supply of energy, and energy remains the critical element in allowing people to better their lives. Much of the

2	Annual Report 2013

LETTER TO SHAREHOLDERS

09
Manifold
Accumulator
Annular
HCR
OPEN
HCR
OPEN
CLOSE
PIPE RAMS

Annual Report 2013

world still lacks adequate energy supplies for the most basic needs and demand is continually increasing. Although new exciting technologies and sources are being developed, oil and gas is the most reliable energy source and will be required to support over half of our planet’s continuous and rising energy needs far into this century.

We believe the best places for us to find and develop hydrocarbons are in areas around the world where oil and gas have already been discovered, but which for economic, technical, funding or other reasons have been inadequately developed or prematurely abandoned. These projects have proven hydrocarbon systems, valuable technical information, existing infrastructure, and, in many cases, unexploited low-risk exploration and re-development opportunities. By applying new technology and investment, creating stable markets and better economic conditions, and/or more efficient operations, a neglected or forgotten asset can be converted into an attractive economic project. Work in these areas also frequently opens up exciting new hydrocarbon resources in new geological play-types and formations.

We are focused on Latin America because of the abundance of these types of opportunities throughout the region. Latin America ranks as one of the highest potential hydrocarbon resource regions in the world and its economies are thirsty for new energy. Historically, it has been dominated by larger major and national oil companies, with the presence of only a modest number of more-agile independent companies. (The US is home to over 6,000 independent oil and gas operators, whereas Latin America, an area substantially larger and with greater resource potential, has only a few handfuls of independents taking advantage of available opportunities.) In contrast to many areas of the world, the environment and resources for operating and funding a business are welcoming and increasingly more feasible. Furthermore, numerous good oil and gas assets in Latin America are available, undervalued and at very attractive prices right now (particularly compared to North America).

GeoPark has been conservatively built for the long term. We did not start with a short term ‘exit strategy’ in mind, and do not see this as an effective approach in building a team and business.

Our approach required patience in the beginning in order to create the foundation to put us solidly ‘in the game’, but has enabled us to now have the chance to grab the bigger prizes. Gerry and I, and our management team, have a substantial part of our net worth invested in GeoPark. Neither Gerry nor I have ever sold a share of GeoPark stock. In fact, we have been stock buyers over time (including in the NYSE IPO). We have no special class of stock or arrangements that benefit us differently from any other shareholder other than our salaries and stock performance incentive programs. The entire GeoPark team (100% of our employees have received GeoPark share awards) is solidly aligned with all of our shareholders to build real and enduring value for every share of GeoPark.

4	Annual Report 2013

Opportunity Enhancement and Risk

By its very nature, the upstream oil and gas business represents the undertaking of risk in search of significant rewards. To succeed, an oil and gas company must effectively identify and manage the existing risks and uncertainties to ensure capturing the available rewards. We believe this to be one of GeoPark’s key capabilities; and our year over year track record is evidence of our success in effectively balancing risk among the subsurface, geological, funding, organizational, market, price, partner, shareholder, regulatory and political environments. For example, during the difficult global financial crisis of 2008/9, which caused many to retreat, GeoPark was able to bring all the elements of our business together to achieve continuous growth.

We believe the best results in the upstream business are achieved with a larger scale portfolio approach with multiple attractive projects in multiple regions managed by talented oil and gas teams. This diversification reflects both a defensive and offensive approach. It is protective of any downside because the collective strength of our projects limits the negative impact of any underperforming asset. It also has an exciting multiplier effect on the potential upside because of the increased number of opportunities independently marching ahead.

Our country businesses are managed by experienced local professionals and teams with high reputations. They know both the specific subsurface rocks and conditions and the above-ground operating and business environments in each region and give us the characteristics of a local company. Our pride and care in how we act and perform in our home regions are key elements of our success.

These generally decentralized businesses are further enhanced by being tied together by an overall corporate organization, which improves efficiencies, reduces costs with operational and financial synergies, controls quality, and can more effectively raise capital for our projects. It also is a source for new technologies and ideas. For example, our team introduced a new geological play-type to the Llanos Basin in Colombia (an area that has been explored for more than 75 years) that resulted in multiple new oil field discoveries, and new oil technology to the Magallanes Basin in Chile that successfully increased production and reserves.

Importantly, through effective and controlled capital allocation, our businesses can also beneficially compete with each other thereby allowing our resources to flow to the highest performing projects.

We believe this business approach makes GeoPark a more attractive investment vehicle for all our shareholders; with a strong foundation to minimize any downside, a big upside through multiple growth opportunities, and an overall organizational system to more efficiently run and grow the individual businesses.

Annual Report 2013

Capabilities

Our experience in the oil and gas business has repeatedly demonstrated the need for good people with commitment and real oil and gas know-how. We believe in and have experienced the amazing capacity of people to excel in an environment of expanding opportunity and trust. Our efforts to create such a team have far exceeded our expectations and GeoPark is blessed to have an incredible group of men and women who truly work day and night to make us better in every way. Our results speak to the daily heroics (mostly unseen) by our team that keep us together and have moved us consistently closer towards our goals.

Our record of delivery is based on three fundamental and distinct skill sets – as Explorers, Operators and Consolidators – which we deem critical for enduring success in the oil and gas business. Our team has consistently demonstrated the science and creativity to find hydrocarbons in the subsurface, but also the muscle and experience to get the oil and gas out of the ground and profitably to market. Our attractive asset portfolio is evidence of our ability to acquire good projects in the right basins in the right countries with the right partners and at the right price.

Today, we have over 400 employees – from Chile, Colombia, Brazil and Argentina – each of whom joined GeoPark with the purpose of building a unique and special company that is prepared to handle challenges and seize opportunities. As a quickly growing company, we have repeatedly seen individuals step-up to the new responsibilities presented – and we have a deep and powerful leadership team taking GeoPark to the next level.

The international upstream oil and gas business is not for the fainthearted or easily discouraged. Time-after-time, the GeoPark team has been able to push ahead to find solutions where often others have given-up or failed. This is the engine and fire of our growth and the true long term intangible value of our Company. We are immensely grateful to all these men and women for their professionalism, discipline, unity and heart.

Businesses: Review and Outlook

GeoPark’s approach has resulted in an expanding business in each country, managed by good teams, with supporting production and cash flow, and inventories of attractive new growth projects. We are aggressively investing to grow our businesses and, in 2014, have embarked on a $220-250 million work program – funded by our own cash flows – targeting a strong 15-20% production growth rate. This program (which does not include expected new project acquisitions) consists of drilling of 50-60 new wells, new seismic surveys and new facility construction; and is balanced between exploration (40%) and development (60%) and spread approximately between Chile (62%), Colombia (33%) and Brazil (5%). By design, our work program is largely discretionary and can be adapted to accommodate any new opportunities or needs.

Chile Business

GeoPark first proved our business model in Chile where we became Chile’s first private oil and gas producer. From a ‘flat-footed’ start-up in 2006, we built a solid business currently with production of approximately 7,000 boepd, 2P (PRMS) reserves of approximately 45 million boe and 6 blocks with approximately 1.0 million highly-prospective acres. In 2011, LG (the Korean conglomerate) acquired a 20% interest in our Chile business for $148 million, plus other benefits, thereby giving a value to our Chile business alone of approximately $740 million.

In 2013 in the Fell Block, we continued to increase oil production (up 14%) from our successful drilling program in the Tobifera formation, a volcaniclastic geological formation, formerly considered non-prospective. Today, over 60% of our Chile production is from the Tobifera formation and we are further developing the methodology to most effectively exploit this exciting opportunity, including the application of electrical submersible pumps. The Fell Block, which covers approximately 370,000 acres and currently produces from approximately 20 oil and gas fields (all developed by GeoPark), continues to hold new opportunities from identified but undrilled prospects and from the exploration of new geological formations.

In 2014, we expect to drill another 17-19 wells to increase production and reserves. The Fell Block also contains an attractive thick shale formation over a large area (180,000 acres) that has tested oil and contains a large unconventional oil resource opportunity that is currently being evaluated.

6	Annual Report 2013

Capabilities

Our experience in the oil and gas business has repeatedly demonstrated the need for good people with commitment and real oil and gas know-how. We believe in and have experienced the amazing capacity of people to excel in an environment of expanding opportunity and trust. Our efforts to create such a team have far exceeded our expectations and GeoPark is blessed to have an incredible group of men and women who truly work day and night to make us better in every way. Our results speak to the daily heroics (mostly unseen) by our team that keep us together and have moved us consistently closer towards our goals.

Our record of delivery is based on three fundamental and distinct skill sets – as Explorers, Operators and Consolidators – which we deem critical for enduring success in the oil and gas business. Our team has consistently demonstrated the science and creativity to find hydrocarbons in the subsurface, but also the muscle and experience to get the oil and gas out of the ground and profitably to market. Our attractive asset portfolio is evidence of our ability to acquire good projects in the right basins in the right countries with the right partners and at the right price.

Today, we have over 400 employees – from Chile, Colombia, Brazil and Argentina – each of whom joined GeoPark with the purpose of building a unique and special company that is prepared to handle challenges and seize opportunities. As a quickly growing company, we have repeatedly seen individuals step-up to the new responsibilities presented – and we have a deep and powerful leadership team taking GeoPark to the next level.

The international upstream oil and gas business is not for the fainthearted or easily discouraged. Time-after-time, the GeoPark team has been able to push ahead to find solutions where often others have given-up or failed. This is the engine and fire of our growth and the true long term intangible value of our Company. We are immensely grateful to all these men and women for their professionalism, discipline, unity and heart.

Businesses: Review and Outlook

GeoPark’s approach has resulted in an expanding business in each country, managed by good teams, with supporting production and cash flow, and inventories of attractive new growth projects. We are aggressively investing to grow our businesses and, in 2014, have embarked on a $220-250 million work program – funded by our own cash flows – targeting a strong 15-20% production growth rate. This program (which does not include expected new project acquisitions) consists of drilling of 50-60 new wells, new seismic surveys and new facility construction; and is balanced between exploration (40%) and development (60%) and spread approximately between Chile (62%), Colombia (33%) and Brazil (5%). By design, our work program is largely discretionary and can be adapted to accommodate any new opportunities or needs.

8	Annual Report 2013

LETTER TO SHAREHOLDERS

Chile Business

GeoPark first proved our business model in Chile where we became Chile’s first private oil and gas producer. From a ‘flat-footed’ start-up in 2006, we built a solid business currently with production of approximately 7,000 boepd, 2P (PRMS) reserves of approximately 45 million boe and 6 blocks with approximately 1.0 million highly- prospective acres. In 2011, LG (the Korean conglomerate) acquired a 20% interest in our Chile business for $148 million, plus other benefits, thereby giving a value to our Chile business alone of approximately $740 million.

In 2013 in the Fell Block, we continued to increase oil production (up 14%) from our successful drilling program in the Tobifera formation, a volcaniclastic geological formation, formerly considered non- prospective. Today, over 60% of our Chile production is from the Tobifera formation and we are further developing the methodology to most effectively exploit this exciting opportunity, including the application of electrical submersible pumps. The Fell Block, which covers approximately 370,000 acres and currently produces from approximately 20 oil and gas fields (all developed by GeoPark), continues to hold new opportunities from identified but undrilled prospects and from the exploration of new geological formations.

In 2014, we expect to drill another 17-19 wells to increase production and reserves. The Fell Block also contains an attractive thick shale formation over a large area (180,000 acres) that has tested oil and contains a large unconventional oil resource opportunity that is currently being evaluated.

Following our acquisition of three new blocks in the Island of Tierra del Fuego in 2012 across the Magellan Straits, our team moved efficiently and swiftly to complete a 1,500 sq km seismic campaign, begin drilling on the Flamenco Block, and successfully discovering and putting the new Chercan field into production in 2013 These blocks cover an area of approximately 460,000 acres and represent a similar geological play, with targets in the Tobifera, Springhill and Tertiary formations, as the successful Fell Block. Our geological and geophysical team has identified 25-30 new attractive leads and prospects, and a 15-17 exploration and development well drilling program is now underway for 2014.

Annual Report 2013

Colombia Business

After patiently waiting for asset prices to settle down from an over-inflated oil and gas asset market in 2010 and 2011, we found a window of opportunity in early 2012 to enter Colombia.

We are also making efforts to establish a new platform in Peru; which has major hydrocarbon resources and is making a concentrated effort to become more accessible to and benefit from oil and gas investment activities similar to its neighbors (such as Colombia). We are also beginning to evaluate opportunities in Mexico; which has always represented a big prize, but where it has been difficult for companies to acquire direct holdings. Current rapidly advancing regulatory reforms may finally open the door for private companies to access some of Mexico’s highly attractive hydrocarbon assets – many of which would be an excellent fit for GeoPark’s approach and skillset. With our overall growth targets and portfolio approach, new project acquisitions are an important part of our business. Our acquisition efforts begin with a technical approach to define the hydrocarbon basins where our geological and engineering teams identify an attractive potential. After screening for political risks, our new business teams proactively ‘scratch and dig’ to locate interests or opportunities within those areas and to establish a position. It is a long term and continuous effort and we have been building an attractive inventory of new projects in the region over the last ten years, aided by our team’s 25+ year experience in Latin America.

Our focus is always to build a larger scale balanced portfolio that includes lower-risk short term cash flow generating properties, mid term medium-risk development projects, and longer term higher- risk big upside projects. This permits steady secure growth with an opportunity for accelerated high growth ‘home-runs’ from the bigger projects.

Good oil and gas partners are a key element of our new business efforts and we like to balance our acquisition risk by including experienced partners in new projects. We have developed a long term strategic alliance with LG to build a portfolio of upstream assets across Latin America and with Tecpetrol (the affiliate of Techint) to acquire new projects in Brazil. The International Finance Corporation (IFC) of the World Bank is a long term principal shareholder of (and sometimes lender to) GeoPark, and has also joined us as a working interest partner. We also target relationships with the national oil companies where we operate, such as with ENAP in Chile and Petrobras in Brazil.

Critical to the success of any new project is to conduct a thorough technical and economic analysis prior to acquiring any new asset. We make sure we understand the project, its risks and its value – and we buy right. No team can turn a faulty or overpriced project into a good business. Following an intensive geological, geophysical, engineering, operational, legal and financial analyses and due diligence, we perform a detailed discounted cash flow (DCF) valuation. We also consider the option value or strategic benefits of a project when entering a new region. We do not buy assets on simplified ‘$ per barrel’ metrics which we believe do not properly account for multiple factors (including technical, cost, tax, and time) that impact the economics of oil and gas projects. We also avoid markets or ‘bubbles’ when assets are over-priced.

Culture

‘Creating Value and Giving Back’ is our motto and represents GeoPark’s market-based approach to align our business objectives with our core values and responsibilities. Our in-house designed program, titled S.P.E.E.D., targets and integrates the critical elements – Safety, Prosperity, Employees, Environment and Community Development – necessary to make our total business plan work. Without succeeding equally in each of these interdependent areas, our overall success and ambitions cannot be realized. This is important in every country where we operate, and we make every effort to achieve the most effective governance, full compliance and consistent transparency with all relevant authorities. Not only does this allow us to be a more successful business enterprise over the long term, it reflects our pride in carrying out an important mission in the right way. The men and women of GeoPark care passionately about how our Company acts – both internally and externally – and we all consider our culture to be our core asset and the prime source of our past success and future opportunity.

10	Annual Report 2013

LETTER TO SHAREHOLDERS

The world is continuously moving in a more regulated direction with higher expectations, and to be able to operate in this new environment is a fundamental part of business today. We believe that GeoPark’s ability to meet these challenges and perform to or beyond these ever increasing standards represents a competitive advantage for the future. For example, the manner of, results from, and impact on the communities of our overall work in Chile provided the rationale and support for the government and regional community to allow us to successfully expand our project into new areas. It can also be meaningful and fun, such as with our full scholarships targeting young women, in the local communities near our field operations, to enter into and study the sciences.

The IFC of the World Bank, our long time shareholder, has been a constructive force in helping us operate and manage our business in consideration of the environment and communities around us. The IFC further assists us by carrying out annual audits and physical site visits of both our regulatory compliance and best-practices approach.

Thank You

Again, our thanks to all the men and women in GeoPark for the Company you have created, for your trust of each other and for the unique spirit which propels us forward. Our gratitude especially extends to our relentlessly supportive families who have all contributed mightily to who we have become and what we will do next.

Our thanks to our Board of Directors for your guidance through the year and your continuous efforts in helping GeoPark improve and grow. In addition to significant corporate governance responsibilities, GeoPark’s Board members have spent substantial time working directly with our teams, sharing their experience, and traveling to our different operations.

And, our thanks and appreciation to our Shareholders – long term and new – who have joined us, believed in our project and supported our efforts. As always, your comments and recommendations are welcome and appreciated. We invite you to always visit us in the field or at any of our offices to better know us and learn first-hand how we work.

Following this letter, please find the Form 20-F Annual Repor which provides a more comprehensive review of our activities during 2013, with further details and explanations and more exact clarifications of some of the subjects and figures generally presented in this letter. (Please also refer to the 20-F fo definitions of “Adjusted EBITDA” used herein.)

We look forward to delivering and reporting to you on our results in 2014.

Sincerely,

2013 PERFORMANCE

Key Operational Results

Oil and Gas Production Up 20%:

Average oil and gas production increased to 13,517 boepd. Pro forma, annual 2013 production increased to 17,098 boepd

74% Drilling Success:

39 new wells drilled (balance of exploration, appraisal and development) with 7 new oil and gas field discoveries

2P Reserves Up 8%:

DeGoyler and McNaughton certified 2P PRMS reserves grew to 61.6 mmboe, with reserve replacement of 199%. Including the Manati Field (Brazil) acquisition, 2P PRMS reserves increased by 23% to 70.2 mmboe

Seismic Operations:

Approximately 1,350 sqkm of 3D seismic acquired in Chile and Colombia

Tierra del Fuego Start-Up:

Seismic, drilling and production start-up

* Pro forma

Key Financial Results

Revenues Up 35%:

Total revenues increased to $338.4 million. Pro forma, revenues increased to $386.9 million

Adjusted EBITDA up 38%:

Adjusted EBITDA increased to $167.3 million. Pro forma, Adjusted EBITDA increased to $197.0 million

Adjusted EBITDA per boe up 9%:

Adjusted EBITDA per boe increased to $33.9

Cash Resources:

$121.1 million at year end

Capital Expenditures:

Capital expenditures amounted to $228.0 million including $145.7 million invested in Chile and $82.3 million invested in Colombia

Net Income up 89%:

Profit for the year increased to $34.9 million

Key Strategic Results

Brazil Production Acquisition:

Acquisition of 10% interest in Manati Field, largest producing gas field in Brazil, in May 2013 (closed in March 2014)

Brazil Exploration Blocks:

Nine new hydrocarbon blocks awarded in Rounds 11 and 12 in Brazil in the Sergipe Alagoas, Parnaiba, Potiguar and Reconcavo Basins (one block from Round 12 subject to ANP approval)

Funding:

2020 Bond issued for $300 million in February 2013 to replace existing debt and finance organic and inorganic growth

New Partnership:

Strategic alliance with Tecpetrol for new upstream oil and gas projects in Brazil

12	Annual Report 2013

2013*
Oil
Gas
2012
2011
2010
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Average Daily Production

Annual Report 2013

OUR STRENGTHS

KNOW-HOW

Strong Team, Capabilities, Approach and Culture.

ASSETS

Diversified Risk-Balanced Asset Base with Proven Value, Scale and Upside.

TRACK RECORD

Consistent Operational and Financial Growth / Ability to Unlock Value from Assets.

CAPITAL

Supporting Cash Flow, Access to Funding and Strategic Partners.

GROWTH PLATFORM

High-Impact Portfolio of Organic and New Project Opportunities.

14 Annual Report 2013

COLOMBIA
PERU
BRAZIL
PACIFIC OCEAN
ATLANTIC OCEAN
ARGENTINA
CHILE
Asset Types
Production
Development
Exploration
Unconventional
New Acquisition Targets

Annual Report 2013 15

OUR APPROACH

GeoPark has been built around five fundamental and distinct capabilities:

Explorer:

The ability, experience, methodology and creativity to find and develop oil and gas reserves in the subsurface – based on the best science, solid economics and ability to take the necessary managed risks.

Operator:

The ability to execute in a timely manner and the know-how to profitably drill for, produce, treat, transport and sell our oil and gas – with the drive and persistence to find solutions, overcome obstacles, seize opportunities and achieve results.

Consolidator:

The ability and initiative to assemble the right balance and portfolio of upstream assets in the right hydrocarbon basins in the right regions with the right partners and at the right price – coupled with the vision and skills to transform and improve value above ground.

Risk Management:

The comprehensive management approach to consistently and significantly grow and build economic value per share by effective planning, balanced work programs, cost efficiency focus, secure access to capital sources, reliable communication with shareholders, and by accommodating risk among the subsurface, funding, organizational, market, partner/shareholder and regulatory/political environments.

Culture:

The commitment to build a unique performance-driven trust-based culture which values and protects our shareholders, employees, environment and communities to underpin and enhance our long term plan for success. Our S.P.E.E.D. program reflects this value system and represents an integrated approach to align our business objectives with our core principles and responsibilities and provides our competitive advantage.

16	Annual Report 2013

DOCUMENTS INCORPORATED BY REFERENCE

GeoPark Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014 (: 333-185153), is hereby incorporated by reference into this Current Report on Form 6-K.

Board of Directors

Gerald E. O’Shaughnessy | Chairman
Mr. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed the Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil in Russia during the 1990s. In 2010 Mr. O’Shaughnessy founded Lario Logistics, a U.S. midstream company which owns and operates the Bakken Oil Express, serving oil producers and service providers in the Bakken Oil play. In addition to his oil and gas activities Mr. O’Shaughnessy is also engaged in investments in banking, wealth management, desktop software, computer and network security, and green clean technology. Over the past 25 years, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The

Pedro Aylwin | Executive Director
Mr. Aylwin has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for GeoPark as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm of Aylwin Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in

Carlos Gulisano | Non-Executive Director
Mr. Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 30 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia  Peru Ecuador Colombia Venezuela Brazil Chile and the United States

Juan Cristóbal Pavez | Non-Executive Director
Mr. Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and a MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer. At Santana he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez cofounded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroeléctrica Totoral. Over the

Peter Ryalls | Non-Executive Director
Mr. Ryalls has been a member of our board of directors since April 2006. He holds a master’s degree in petroleum engineering from Imperial College in London. Mr. Ryalls has worked for Schlumberger Limited in Angola, Gabon and Nigeria, as well as for Mobil North Sea. He has also worked for Unocal Corporation where he held increasingly senior positions, including as Managing Director in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an independent petroleum consultant advising on international oil and gas development projects both onshore and offshore.

Steven J. Quamme | Non-Executive Director
Mr. Quamme has been a member of our board of directors since June 2011. He has 25 years of experience as a fund manager, securities and corporate lawyer, and investment banker. Mr. Quamme holds a B.A. in economics from Northwestern University and a J.D. from the Northwestern University School of Law, where he is a member of the Law School Board. Mr. Quamme is a member of the board of directors of Cartica Management, LLC, as well as the board of trustees of The Potomac School and of the Sibley Memorial Hospital Foundation. He has previously served as a member of the boards of directors of Equivest Finance, Milestone Merchant Partners, LLC, Kerrco Inc., Atlantic Entertainment Group, Rausch Industries, Rompetrol, and Einstein Noah Bagel Corp, LP. From 2005 to 2007, Mr. Quamme served as the Chief Operating Officer of Breeden Partners, a corporate governance fund. From 2002 to 2007, Mr. Quamme also served as Senior Managing Director of Richard C. Breeden & Co., a professional services firm, which focuses on corporate governance and crisis management. In 2000, Mr. Quamme founded Milestone Merchant Partners, a merchant bank based in Washington D.C., where he served as its CEO until 2005. Mr. Quamme is presently a co-founder and Senior Managing Director of Cartica Management, a registered investment advisor focused on

James F. Park | Chief Executive Officer and Deputy Chairman
Mr. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic studies. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings. Mr. Park has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park has

Directors, Secretary & Advisors

Directors
Gerald E. O’Shaughnessy (Chairman)
James F. Park (Chief Executive Officer and Deputy Chairman)
Peter Ryalls (Non-Executive Director)
Juan Cristóbal Pavez (Non-Executive Director)
Carlos Gulisano (Non-Executive Director)
Steven J. Quamme (Non-Executive Director)
Pedro Aylwin (Executive Director)

Registered Office	Cumberland House 9th Floor, 1 Victoria Street Hamilton HM11 - Bermuda

Corporate Offices	Buenos Aires Office Florida 981 - 1st Floor C1005AAS Buenos Aires Argentina | + 54 11 4312 9400 Santiago Office Nuestra Señora de los Ángeles 176 Las Condes, Santiago Chile | + 56 2 242 9600

Director of Legal and Governance and Corporate Secretary	Pedro Aylwin Chiorrini

Counsel to the Company as to New York Law	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Solicitors to the Company as to Bermuda Law	Cox Hallett Wilkinson Cumberland House 9th Floor, 1 Victoria Street Hamilton HM11 - Bermuda P.O. Box HM 1561 Hamilton HMFX - Bermuda

Independent Auditors	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th Floor Buenos Aires Argentina

Petroleum Consultant	DeGolyer and Mac Naughton 5001 Spring Valley Road Suite 800 East Dallas, Texas 75244 USA

Registrar	Computershare Investor Services 480 Washington Blvd. Jersey City, NJ 07310 USA

ANNUAL REPORT
2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer
Date: August 1, 2014